# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Publix Super Markets, Inc., CIK 0000081061
CUSIP: 000000000
Title of class of securities: Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 3300 Publix Corporate Parkway, Lakeland, Florida (FL), 33811
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001215786

## Reporting persons
- Tina P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 327,935,327; shared voting power 26,225,240; sole dispositive power 49,724,263; shared dispositive power 304,436,304; aggregate amount beneficially owned 354,160,567 (11% of the class)

## Item 1. Issuer
Name of issuer: Publix Super Markets, Inc.
Address of issuer's principal executive offices: 3300 Publix Corporate Parkway, Lakeland, FL, 33811

## Item 2. Person Filing
Name of person filing: Tina P. Johnson
Address of principal business office or, if none, residence: 3300 Publix Corporate Parkway, Lakeland, FL 33811
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 354,160,567
Percent of class: 11.0%
Sole power to vote or to direct the vote: 327,935,327
Shared power to vote or to direct the vote: 26,225,240
Sole power to dispose or to direct the disposition: 49,724,263
Shared power to dispose or to direct the disposition: 304,436,304

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Ms. Johnson is the trustee of the Publix Stock Fund in the 401(k) SMART Plan ("SMART Plan"), and as such, Ms. Johnson is deemed to have sole voting and shared dispositive power over the shares of common stock held by the SMART Plan except to the extent of her individual SMART Plan shares of common stock for which she has sole voting and investment power. She is therefore deemed to be the beneficial owner of the 277,892,915 shares of the Company's common stock held by the SMART Plan, or approximately 8.7% of the total outstanding shares of the Company's common stock.

Participants in the SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company's common stock through the Publix Stock Fund offered under the SMART Plan, subject to certain limitations. Vested participants also have the right upon termination, pursuant to the terms of the SMART Plan, to elect an in-kind distribution of the Company's common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company's common stock and the proceeds from the sale of the Company's common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

Ms. Johnson has sole voting and investment power over 551,998 shares of common stock which are held directly, sole voting and investment power over 12,051 shares of common stock which are held indirectly, sole voting and shared investment power over 318,149 shares of common stock which are held indirectly and shared voting and investment power over 627,936 shares of common stock which are held indirectly. Ms. Johnson also has sole voting and investment power over 49,160,214 shares of common stock as the trustee of trusts and shared voting and investment power over 25,597,304 shares of common stock as the co-trustee of trusts for which Ms. Johnson does not have a pecuniary interest.

Ms. Johnson is the trustee of trusts that hold an aggregate of 74,757,518 shares of the Company's common stock for which she does not have a pecuniary interest. The beneficiaries of their respective trusts are entitled to all of the economic benefits of ownership of the shares of the Company's common stock held by those trusts.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable. However, as noted in Item 6 above, Ms. Johnson is the trustee of the Publix Stock Fund in the SMART Plan and is deemed to have sole voting and shared dispositive power over the shares of common stock held by the SMART Plan.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tina P. Johnson: /s/ Tina P. Johnson, Tina P. Johnson (02/12/2026)